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FORM  12b-25

                U.S. Securities and Exchange Commission
                             Washington, D.C.
                                                           SEC File Number
                                                                13244
                       NOTIFICATION OF LATE FILING

                                                            CUSIP Number
                                                              989845102

    [  ] Form 10-K       [  ]Form 11-K      [  ] Form 20-F      [X ] Form 10-Q

    For period ended:         March 31, 1996
                       --------------------------------------

READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE TYPE OR PRINT

Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.

If the certification relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:      entire report
                                                         -------------------
____________________________________________________________________________
PART I - REGISTRANT INFORMATION
____________________________________________________________________________

Full Name of Registrant           Zycad Corporation

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

                                  47100 Bayside Parkway

City, State and Zip Code
                                  Fremont, California 94538
____________________________________________________________________________
PART II - RULES 12B-25 (B) AND (C)
____________________________________________________________________________

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ x ]    (b)  The subject around report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable,

                                                                          1
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____________________________________________________________________________
PART III  -  NARRATIVE
____________________________________________________________________________

State below in reasonable detail the reason why the Form 10-K, 11-K, 20-F or 10-Q or portion thereof, could not be filed within the prescribed time period.

There is a material undisclosed subsequent event pending which is expected to be finalized and disclosed by May 20, 1996 and would constitute a material disclosure to the Registrant's financial statements as reported on its Form 10Q. The Registrant believes that it will be able to file its Form 10-Q Report within the prescribed 5 day period.

____________________________________________________________________________
PART IV - OTHER INFORMATION
____________________________________________________________________________

(1) Name's and telephone number of person to contact in regard to this notification.
    Douglas E. Klint                             510            623-4492
    ________________________________________________________________________
      (Name)                                 (Area Code)  (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been "field"? If the answer is no, identify report(s).

                                                 (X) yes     (  )  no

(3) Is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 ( X) yes   ( )   no

If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made. See Attached Press Release dated May 3, 1996.

                       Zycad Corporation
   ________________________________________________________
    Name of Registrant as specified in charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     May 14, 1996       By   /s/ Peter J. Cassidy
                            __________________________________________________
                            Peter J. Cassidy, Executive Vice President and CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

______________________________________________________________________________
                                ATTENTION
International misstatements or omissions of fact constitute Federal Criminal Violations (Sec 18 U.S.C. 1001)
______________________________________________________________________________
                                                                        2
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                                                      FOR IMMEDIATE RELEASE
COMPANY CONTACT:                                      ---------------------
Peter J. Cassidy
Executive Vice President and
Chief Financial Officer
Zycad Corporation
(510) 623-4400

                      ZYCAD ANNOUNCES FINAL FIRST QUARTER RESULTS

FREMONT, CALIF., MAY 3, 1996 -- Zycad Corporation-Registered Trademark- (OTC:ZCAD) today released results for the first quarter ended March 31, 1996. These results, which are consistent with the preliminary announcement on April 18, 1996, include a net loss of $5,017,000, or $.25 per share, on revenues of $6,978,000.

    For the comparable period ended March 31, 1995, revenues were $12,564,000 and net income was $680,000, or $.04 per share. The 1995 amounts included revenues of $1,029,000 and net income of $264,000, or $.01 per share, related to a business activity that became a 40% owned joint venture effective January 1, 1996. Zycad's share of the joint venture results for the quarter ended March 31, 1996 were not material.

    As stated in the April 18 preliminary announcement, product revenues were adversely impacted by the deferment of purchases from two large customers amounting to a total of $3 million. Operating costs increased approximately $1.3 million over the comparable 1995 first quarter. This increase was due to the higher research and development costs associated with the introduction of the new LightSpeed Simulation Server product, which will be available for beta shipment in June 1996, and the GateField family of high-density field programmable gate array (FPGA) products. The GF9K and GF51K FPGA products are currently available.


ZYCAD CORPORATION, founded in 1981 is the first company to develop simulation accelerator technology. Zycad offers design verification, rapid prototyping, and test analysis solutions to companies developing high-performance, electronic systems. Zycad also pioneered the development of revolutionary high density, patented field programmable gate array technology through its GateField Division. Zycad markets its products and services worldwide through direct and indirect sales channels. Headquarters is located at 47100 Bayside Parkway, Fremont, CA 94538-9942. U.S. toll-free number 800-243-7286 or 510-623-4400.
World-wide-web address is http://www.zycad.com.
                                         ###
     Zycad Corporation is a registered trademark. LightSpeed Simulation Server and GateField are trademarks of Zycad Corporation. GF100K is a trademark of GateField, a Zycad Division.

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                                  ZYCAD CORPORATION
                        CONDENSED CONSOLIDATED BALANCE SHEETS
                                    (IN THOUSANDS)


                                          March 31, 1996     December 31, 1995
                                          --------------     -----------------
                                          (unaudited)

ASSETS
Current assets:
    Cash and cash equivalents                  $    4,080          $    3,722
    Short-term investments                            220                 224
    Accounts receivable, net                        9,131              12,123
    Inventories                                     1,518               1,788
    Other current assets                            1,166                 765
                                               ----------           ---------
         Total current assets                      16,115              18,622
Property and equipment, net                         5,358               5,598
Purchased technology                                1,068               1,129
Other assets                                        3,670               3,631
                                               ----------           ---------
         Total assets                          $   26,211           $  28,980
                                               ----------           ---------
                                               ----------           ---------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Borrowings under line of credit            $    1,900           $      --
    Current portion of debt obligations             1,235               1,028
    Accounts payable                                3,767               3,968
    Accrued expenses                                3,844               3,619
    Asset write-downs and staff reductions            311                 336
    Deferred revenues                               2,908               2,930
                                               ----------           ---------
         Total current liabilities                 13,965              11,881
Other long-term liabilities                           170                 213
Non-current portion of debt obligations             1,338               1,027
                                               ----------           ---------
         Total liabilities                         15,473              13,301
                                               ----------           ---------
Stockholders' equity:
    Common stock, par value $.10                    1,985               1,975
    Additional paid-in capital                     47,966              47,837
    Accumulated translation adjustments               (82)                (19)
    Accumulated deficit                           (39,131)            (34,114)
                                               ----------           ---------
         Total stockholders' equity                10,738              15,679
                                               ----------           ---------
    Total liabilities and stockholders' equity $   26,211           $  28,980
                                               ----------           ---------
                                               ----------           ---------

                   CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT FOR PER-SHARE DATA)
                                     (unaudited)

                                                        Three Months Ended
                                                             March 31,
                                                      ----------------------
                                                        1996           1995
                                                      ----------     -------
Revenues:
    Product                                           $ 3,084        $ 7,333
    Service                                             3,894          5,231
                                                      -------        -------
           Total revenues                               6,978         12,564
                                                      -------        -------
Cost of revenues:
    Product                                             1,235          1,808
    Service                                             2,294          2,598
                                                      -------        -------
           Total cost of revenues                       3,529          4,406
                                                      -------        -------
           Gross profit                                 3,449          8,158
                                                      -------        -------
Operating expenses:
    Sales and marketing                                 3,298          3,781
    Research and development                            4,330          2,721
    General and administrative                            820            719
                                                      -------        -------
           Total operating expenses                     8,448          7,221
                                                      -------        -------
Operating income                                       (4,999)           937
                                                      -------        -------
Other income (expense):
    Interest income                                        40             58
    Interest expense                                     (100)          (191)
    Other                                                  42           (124)
                                                      -------        -------
          Other income expense, net                       (18)          (257)
                                                      -------        -------
Net income (loss)                                     $(5,017)       $   680
                                                      -------        -------
                                                      -------        -------
Net income (loss) per share                           $  (.25)       $   .04
                                                      -------        -------
                                                      -------        -------
Average common and common
 equivalent shares outstanding                         19,802         19,348
                                                      -------         ------
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